# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 10, 2015

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Patrick Industries, Inc.**

**File No. 5-17482 - CF#31918**

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       Tontine Capital Partners, L.P., submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13D filed on May 29, 2015, relating to its beneficial ownership of shares of Patrick Industries, Inc.

       Based on representations by Issuer, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

            Exhibit 99.4           through July 30, 2015

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                          Brent J. Fields
                          Secretary